Exhibit 99.3

NXP Semiconductors Announces First Quarter 2007 Results

Highlights

•                  First quarter sales at EUR 1,115 million

•                  Sales growth quarter-on-quarter -4.4% (currency comparable)

•                  First quarter adjusted EBITA excluding effects of Purchase Accounting at EUR 3 million

•                  Successful closing of the Silicon Labs acquisition

•                  Cash position of EUR 620 million after the acquisition of the cellular business of Silicon Labs

•                  Forceful continuation of the Business Renewal Strategy

Eindhoven, The Netherlands, May 3 2007 — NXP Semiconductors today announced its first quarter 2007 results. Sales for the quarter amounted to EUR 1,115 million, a year-on-year decrease of 2.7% on a currency comparable basis and — 10.8% on a nominal basis. The sequential decrease was 6.3% (excluding currency effects - 4.4%). Excluding the impact of Purchase Accounting, adjusted EBITA was a profit of EUR 3 million, compared to a profit of EUR 71 million in the first quarter of 2006. The full report is available on NXP website (www.nxp.com/investor).

Frans van Houten, President and CEO of NXP Semiconductors, commented, “The market remained challenging in the first quarter, especially for our Home and Mobile and Personal businesses. Sound performance continues to be shown by our Multimarket, Automotive and Identification businesses. We continue to aggressively position ourselves for the next industry upturn by forcefully executing on our Business Renewal strategy. We announced the closure of the Böblingen facility, consolidation of our Philippines industrial operations, and the completion of the acquisition of the Silicon Labs cellular business. In addition, we have won important new customers in our key growth businesses.”

Our book to bill ratio was 1.03 in the first quarter. The factory utilisation was 69%.

Outlook: The market remains weak and seems to have bottomed out. Due to the short visibility of the order book, reflecting the current volatility in the industry, we expect flat to low single digit sales growth in the second quarter.

About NXP Semiconductors
NXP is a top semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of EUR 5 billion in 2006. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

CONTACT:

Investors:
Jan Maarten Ingen Housz, +31 40 27 22315
janmaarten.ingen.housz@nxp.com

Media:
Sander Arts, +31 40 27 25159
Sander.arts@nxp.com